UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at March 26, 2007

Commission File Number: 001-31930

ANOORAQ RESOURCES CORPORATION
(Translation of registrant's name into English)

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Consolidated Financial Statements for the Years Ended December 31, 2006, 2005 and Fourteen Months Ended December 31, 2004

99.2	Management Discussion and Analysis

99.3	Form 52-109F1 - Certification of Annual Filings - CEO

99.4	Form 52-109F1 - Certification of Annual Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anooraq Resources Corporation
(Registrant)

Date: April 2, 2007	By:	/s/ Jeffrey R. Mason

Jeffrey R. Mason
	Title:	Chief Financial Officer